Asset Purchase Agreement

THIS AGREEMENT (the “Agreement”) made as of the 31st day of December, 2013 (the “Effective Date”) by and between Sebring Dental of Arizona, LLC, an Arizona limited liability company and/or assigns (the “Buyer”) and North Scottsdale Family Dentistry, PLLC, an Arizona professional limited liability company (“Seller”), Dr. Steven H. Poulos, an individual (“Poulos”), and Dr. Sid S. Stevens, an individual (“Stevens”). Seller, Poulos, and Stevens are collectively referred to herein as the “Seller Parties”.

RECITALS:

WHEREAS, the Seller Parties have been engaged in the practice of dentistry in Arizona and have, by reason of personal skill and ability, personality, community contacts and relationships, and personal and professional reputation, developed and maintained significant patient and community professional relationships and goodwill; and

WHEREAS, Seller operates a dental practice consisting primarily of its intangible goodwill and Seller’s tangible assets (the “Practice”) located at 9070 E. Desert Cove, Suite 105, Scottsdale, AZ 85260 (the “Premises”); and

WHEREAS, the Seller Parties, in furtherance of this Agreement, desire to sell and/or assign to Buyer all of the Seller Parties’ respective rights, title and interests in and to the assets of the Practice (including both Seller’s tangible and intangible assets as specifically defined in Section 1.(a) below, collectively hereinafter referred to as the “Assets”); and

WHEREAS, Buyer desires to purchase the Seller Parties’ respective interests in the Assets.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties agree as follows:

1.	Sale of Assets. Upon the terms and subject to the conditions herein, the Seller Parties agree to sell, assign or transfer and Buyer agrees to purchase all of the Assets. The Assets include, but shall not be limited to, the following:

(a)	Seller’s Assets:

(i)	Equipment: All clinical, lab and office equipment located at the Premises on the Effective Date, including, but not limited to, those listed on Exhibit A attached hereto.

(ii)	Office Furniture and Fixtures: All office furniture, furnishings and fixtures located on the Premises on the Effective Date, including but not limited to, those listed on Exhibit A attached hereto.

(iii)	Office and Clinical Supplies: All clinical supplies and instruments, paper goods and the office supplies located on the Premises on the Closing Date (as hereinafter defined). Such items shall be in an amount sufficient for the normal operation of the Practice for a period of one (1) week after the Closing Date.

(iv)	Patient Records: All original records, x-rays, charts, photographs, slides, recall lists and lab models, financial and credit records of all of the patients of the Practice for all providers of patient treatment in the Practice in Seller’s possession on the Closing Date (collectively hereinafter referred to as the “Patient Records”).

(v)	Goodwill: All tangible and intangible goodwill of Seller.

2.	Purchase Price. The purchase price (the “Purchase Price”) payable by Buyer to Seller for the Assets shall be Two Million Twenty Five Thousand Dollars ($2,025,000.00).

3.	Payment of Purchase Price. The Purchase Price, which shall exclude each party’s elective costs, fees, customary prorations and attorneys’ fees; shall be paid and satisfied by Buyer as follows:

(a)	Cash. Buyer shall pay to Seller on the Closing Date by delivery of immediately available funds, as directed or required by this Agreement, Six Hundred and Seventy-Five Thousand and no/100 Dollars ($675,000.00) (the “Cash Payment”).

(b)	Promissory Note. One the Closing Date, Buyer shall deliver to Seller a convertible promissory note in the principal sum of One Million Three Hundred Fifty Thousand and no/100 Dollars ($1,350,000.00) made by Sebring Dental of Arizona, LLC and guaranteed by Sebring Software, Inc. in a form to be mutually agreed upon prior to the end of the Inspection Period (as defined below) with the following general terms (the “Note”): with 6.25% annual simple interest, accrued until the maturity of the note (or at an earlier retirement date of the note), to be paid upon the third year anniversary of closing the Transaction.

4.	Contingencies.

(a)	Contingent upon Agreement to Documents. This Agreement is contingent upon the Parties mutual agreement to the form of, and the full execution of, the following documents prior to December 31, 2013 (the “Inspection Period): the Note; Professional Services Agreements for the employment of Poulos and Stevens by Buyer; a lease for the Premises; Lender form of Landlord Lien Waiver; Lender form of Intercreditor Agreement, and a Guaranty executed by Sebring Software, Inc. (collectively, the “Documents”). Should the Parties, for any reason or no reason, fail to fully execute all Documents in a form mutually agreeable to the Parties, this Agreement becomes null and void, and the Parties have no obligation to each other.

(b)	Contingent Upon Lender Requirements. This Agreement is contingent upont the Parties’ delivery of the following: (i) evidence of termination, full satisfaction, and relase of the Seller lien items reflected in the UCC/Lien Search attached hereto as Exhibit D; and (ii) evidence of either the dismissal with prejudice of the malpractice lawsuit of Willis or evidence of continued coverage by the Seller’s insurance provider.

5.	Manner of Payment. On the Closing Date, Buyer will deliver to Seller the Cash Payment in immediately available funds to the account or accounts designated by Seller. The Cash Payment will be paid: (i) first in full satisfaction of all the liens, claims, and/or interests in security held by any lenders on the Practice and/or the Assets as listed on Exhibit B (collectively, the “Liens”); (ii) then to any outstanding debts of the Practice not otherwise agreed; and (iii) then as directed by Seller. Seller shall take all reasonably necessary steps to release any Liens on the Practice or Assets, including any guarantees.

6.	Buyer Breach. If Buyer fails to complete this transaction as a result of a breach by Buyer of any of its obligations in this Agreement, Seller may terminate this Agreement by written notice to Buyer. In the event of any claim by Seller of breach by Buyer, Seller shall provide notice in writing to Buyer of the claimed breach, and thereafter Buyer shall have 30 days in which to cure the alleged breach. Seller shall be entitled to additional remedies, as provided herein, for any breach regarding Confidential Information.

7.	Seller Breach. Seller acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to Buyer by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, Seller acknowledges that the remedy at law for a breach of its obligations under this Agreement will be inadequate and agrees, in the event of a breach or threatened breach by Seller of the provisions of this Agreement, that Buyer shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Agreement and to enforce specifically the terms and provisions hereof, without the necessity of showing economic loss and without any bond or other security being required.

8.	Taxes. Any sales tax, use tax, excise tax, transfer tax, recordation tax, or other tax imposed upon the transfer of the Assets from Seller to Buyer shall be divided equally between Seller and Buyer. To the extent practicable, all state and local personal property taxes shall be adjusted as of the Closing Date. This section shall not apply to any state or federal income taxes.

9.	Allocation of Purchase Price. The Purchase Price shall be allocated among the Assets according to the allocation attached hereto as Exhibit C. Seller and Buyer agree that the amounts so attributed to the Assets are the respective fair market values thereof, and shall file in mutually agreeable form all elections required or desirable under the Internal Revenue Code of 1986, as amended in respect of the foregoing allocations.

10.	Investigation. During the Inspection Period, Buyer and its advisers shall during business hours have reasonable access to the Practice books, leases, contracts and other records of the Practice for the purpose of investigating the business and affairs of the Practice. Seller shall provide to Buyer the primary documents regarding the Practice no later than three (3) days after the mutual execution of this Agreement.

11.	Closing Date. Time shall be of the essence of this Agreement. The closing of this transaction shall take place on or before December 31, 2013 or such earlier or later date as may be mutually acceptable to Buyer and Seller (the “Closing Date” or “Closing”), at the office of Seller’s attorneys in Phoenix, Arizona or at such other place as may be agreed upon.

12.	Normal Course of Business. After the Effective Date of this Agreement, and through the Inspection Period, Seller shall cause the Practice to be carried on in the normal course of business, including maintaining normal inventory supplies.

13.	Third Party Consents. Seller shall use its best efforts to obtain consents of all requisite parties to the assignment of contracts forming part of the Assets; and Seller shall pay the cost of soliciting such consents. Buyer will cooperate in obtaining such consents. Seller shall notify Buyer, prior to the expiration of the Inspection Period, of its ability to gain any necessary consents.

14.	Seller Representations and Warranties. Seller represents and warrants to Buyer as follows:

(a)	Other than previously disclosed to Buyer, the Practice is not now, nor at Closing will be bound by any agreement whether written or oral with any employee providing for a specified period of notice of termination nor providing for any fixed term of employment; and has now and at Closing will have no employees who cannot be dismissed upon such notice as is required by statutory or common law;

(b)	Other than previously disclosed to Buyer, the Practice will not, at Closing be bound by any outstanding contract or commitment which requires prior approval of the assignment thereof by Seller to Buyer resulting from the consummation of the transactions provided for herein, unless such consent is obtained and provided to Buyer on Closing.

(c)	Other than as set forth herein, Seller now has and at Closing will have a good and marketable title to the Assets, free and clear of any and all claims, liens, encumbrances and security interests whatsoever.

(d)	The Practice is not now and at Closing will not be in arrears or in default in respect of the filing of any required state, local or foreign or other return, and at each of such times (i) all taxes, filing fees and other assessments due and payable or collectable from the Practice shall have been paid or collected, (ii) no claim for additional taxes, filing fees or other amounts and assessments has been made which has not been paid, and (iii) to the best of Seller’s knowledge, no such return shall have contained any misstatement or concealed any statement that should have been included therein. The Practice has withheld and will withhold up to Closing from each payment made to any employee the amount of all taxes (including but not limited to income tax) and other deductions required to be withheld there from and have paid or will pay such amounts to the proper tax or other receiving authority.

The representations and warranties of Seller contained herein shall survive the Closing and shall continue in full force and effect for the benefit of Buyer for a period of three years following the Closing Date after which time Seller shall be released from all obligations and liabilities hereunder in respect of such representations and warranties except with respect to any claims made by Buyer in writing prior to the expiration of such period.

15.	Buyer Representations and Warranties. Buyer represents and warrants to Seller as follows:

(a)	Buyer is a limited liability company duly organized, validly existing, and in good standing under the law of its jurisdiction of formation with all requisite power and authority to own, operate, and lease its assets and properties and to carry on its business as now being conducted. Buyer is not subject to any material disability by reason of the failure to be duly qualified as a foreign limited liability company for the transaction of business or to be in good standing under the laws of any jurisdiction.

(b)	Buyer has the power and authority to enter into this Agreement and carry out the transactions contemplated hereby. The officers, managers, and members of Seller have duly authorized the execution, delivery, and performance of this Agreement. No other proceeding on the part of Buyer is necessary to authorize the execution and delivery by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by, and constitutes a legal, valid, and binding agreement of, Buyer, enforceable against it in accordance with its terms, except that: (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or other similar laws now or hereafter in effect relating to creditors’ rights; and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought.

16.	Inspection Period; Permitted Termination. Buyer shall have to the Closing Date in which to perform its due diligence inspection. Seller shall cooperate with Buyer to promptly deliver all materials reasonably deemed necessary as part of the due diligence process. In the event that Buyer, in its sole and absolute discretion, decides for any reason not to proceed with the transaction contemplated hereby, Buyer shall notify Seller in writing of Buyer’s intent not to proceed and such notice shall operate without more to terminate this Agreement, and Buyer and Seller shall be released from all obligations under this Agreement, except that Buyer shall promptly thereafter return all materials of any type and nature as may have been provided by Seller to Buyer as part of the due diligence inspection,

17.	Closing Deliveries. At Closing, the parties shall deliver the following, in addition to any other documents, agreements or deliverables required or provided by this Agreement:

(a)	Seller shall deliver to Buyer:

(i)	possession of the Assets;

(ii)	if requested by Buyer, a bill of sale conveying the Assets to Buyer in a form mutually agreeable to the parties ;

(iii)	if requested by Buyer, a Certificate certifying that all representations and warranties contained in this Agreement are true and correct in all material respects as of the Closing Date in a form mutually agreeable to the parties;

(iv)	All agreements, contracts, commitments, bids, quotations, proposals, licenses, permits, authorizations, instruments, manuals and guidebooks, price books and price lists, customer and subscriber lists, supplier lists, income records, files, correspondence, and other documents, books, records, papers, files and data belonging to Seller which are part of the Assets;

(v)	Executed Employment Agreements; and

(vi)	all other instruments, assurances, transfers, assignments, consents, elections (and supporting materials) under the Internal Revenue Code of 1986, as amended, and other documents as Buyer’s attorneys consider reasonably necessary or desirable to validly and effectively complete the transfer the Assets to Buyer

(b)	Buyer shall deliver to Seller:

(i)	the Purchase Price as detailed in Section 3;

(ii)	Executed Employment Agreements;

(iii)	A fully executed original of the Notes; and

(iv)	all other instruments, assurances and documents as Seller’s attorneys consider reasonably necessary or desirable to validly and effectively complete this transaction.

18.	Bulk Sales Compliance. Seller shall comply with applicable bulk sales legislation, if any.

19.	Brokers. Buyer and Seller represent and acknowledge that there are no brokers or agents involved in this transaction. Purchaser and Seller each agree to indemnify and hold the other harmless from any claim for compensation for brokerage service that is inconsistent with the representations of this paragraph and this Agreement.

20.	Confidentiality and Non Disclosure. Buyer agrees that it may obtain during the course of this transaction certain confidential information regarding Seller, the Assets, and the Practice. The term "Confidential Information" as used in herein means this Agreement and its terms and the confidential or proprietary information of any party that is not generally known to the public, including, but not limited to technical information and know-how, technical or non technical data, patient accounts, patient medical information, techniques, financial data, lists of actual or potential patients, or suppliers, hardware systems, software, development and marketing tools, source listings and information, or other documentation of any type, whether in printed or machine readable form, computer data bases, forms and form letters, contracts. Buyer acknowledges and agrees that the misappropriation, unauthorized use or disclosure of such Confidential Information would cause irreparable harm to Seller and will not, at any time, disclose or allow the disclosure of any Confidential Information to any third party. In the event of any breach of any part of this provision by Buyer, Seller shall be entitled to relief by appropriate legal or equitable means, including but not limited to, a temporary restraining order, temporary injunction and/or permanent injunctive relief, restraining and prohibiting Buyer from breaching or continuing to breach the terms of this Confidentiality provision. In addition, Seller shall be entitled to the recovery of any and all damages incurred as a result of such breach, including cost of enforcement, reasonable attorney’s fees, and necessary reasonable costs.

21.	No Negotiation. With the exception of any lenders, until such time, if any, as this Agreement is terminated as permitted herein, Seller will not, and will cause each of their representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any person or entity (other than Buyer) relating to any transaction involving the sale of the Practice of Assets (other than in the ordinary course of business) of Seller, or any of the capital stock of Seller, or any merger, consolidation, business combination, or similar transaction involving Seller.

22.	General.

(a)	Schedules and other documents attached or referred to in this Agreement are an integral part of this Agreement, whether attached at the time of execution or thereafter, provided however that copies of such are provided to all parties as attachment(s) to this Agreement. Such may be provided in physical or electronic format.

(b)	The division of this Agreement into paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c)	This Agreement shall bind and inure to the benefit of the Parties and their successors in interest.

(d)	This Agreement constitutes the entire agreement among the parties and except as herein stated and in the instruments and documents to be executed and delivered pursuant hereto, contain all of the representations and warranties of the respective parties, and no representations or agreements, oral or otherwise, not embodied herein shall be of any force and effect. No modification to or change in this Agreement shall be valid or binding upon the Parties unless in writing and executed by the Parties intended to be bound to it.

(e)	If one or more of the provisions of this Agreement are found to be invalid or unenforceable for any reason, such a determination shall not render any other provision hereof invalid and unenforceable; the Agreement and the remaining provisions shall be construed as if the severed provision(s) had never been contained herein. No waiver hereunder of any condition or breach shall be deemed a continuing waiver or a waiver of any subsequent breach.

(f)	The clause headings in this agreement are included for ease of reference only and shall not affect the terms or construction of this Agreement in anyway whatsoever.

(g)	This Agreement, which is acknowledged as a negotiated agreement not to be construed against either Party, may be executed in multiple counterparts, and signature pages from any counterpart may be appended to any other. All such counterparts shall constitute a single, unified Agreement, and each shall be considered an original document for all intents and purposes. Facsimile and electronic signatures, counterparts, and/or notices shall be deemed originals.

(h)	In the event of any dispute arising out of or in connection with this Agreement, the parties must proceed as follows:

(A)	First attempt to settle the dispute by negotiation;

(B)	If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association, before resorting to arbitration.

(C)	Any dispute arising out of or relating to this contract, or the breach thereof, that cannot be resolved by mediation within 30 days shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. The arbitration will be conducted in the English language in Phoenix, Arizona, in accordance with the United States Arbitration Act. There shall be one arbitrator, named in accordance with such rules.

(D)	The above arbitration provisions may be modified or changed by mutual agreement of the parties.

The direct costs of mediation or arbitration shall be equally born by the parties.

(i)	In connection with any litigation, including appellate proceedings, arising out of this Agreement, the prevailing eligible Party in such litigation shall be entitled to recover reasonable attorneys’ fees and costs from the non-prevailing Party. “Litigation’ shall include all forms of alternative dispute resolution, including mediation and arbitration.

(j)	This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, excluding its choice of law provisions. The Parties acknowledge and agree that Arizona shall be the exclusive venue in the event either party seeks judicial or other relief hereunder.

(k)	Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if (i) sent by prepaid courier service or mail, with signature required, and (ii) sent by email. Any notice so given shall be deemed conclusively to have been received on the second day following the sending thereof by private courier or mail. Any party hereto or others mentioned above may change any particulars of its address for notice by notice to the others in the manner aforesaid. The parties notice addresses are as follows:

If to Buyer:	Sebring Dental of Arizona, LLC

c/o Sebring Software, Inc.

1400 Cattlemen Road, Suite D

Sarasota, Florida 34232

Attention: Leif W. Andersen, Chief Executive Officer

with a copy to:	Camelback Law Offices

5045 N. 12th Street Suite 110

Phoenix, Arizona 85014

Attn: Valerie Todorovich

If to Seller:	Dr. Steven Poulos

Dr. Sid Stevens

9070 E. Desert Cove, Suite 105

Scottsdale, AZ 85260

with a copy to:	Keith Galbut

Charles Morrow

Galbut & Galbut, P.C.

2425 E. Camelback Road, Suite 1020

Phoenix, Arizona 85016

(l)	Buyer will keep the active patient records for as many years as are required by law. Only copies of patient records will be sent to any patient requesting their records in accordance with any applicable state law relating to the obtaining copies of such records. Seller has right of access to the patient records in the event of any third party claim or threat of malpractice.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above mentioned.

BUYER:

Sebring Dental of Arizona, L.L.C., an

Arizona limited liability company

By:	Sebring Software, Inc., a

Nevada corporation, its Sole Member

By: _____________________________________

Leif W. Andersen

Chief Executive Officer

SELLER:

North Scottsdale Family Dentistry, PLLC, an

Arizona professional limited liability company

By: ____________________________________________

Steven H. Poulos, its Member

By: ____________________________________________

Sid Stevens, its Member

POULOS:

_______________________________________________

Steven H. Poulos

STEVENS:

_______________________________________________

Sid Stevens

EXHIBIT “A”

ASSETS

•	All accounts receivable of the Practice outstanding as of Closing;
•	Written evidence of surrender and or assignment of all trade or DBA’s used in connection with the Practice in form and substance acceptable to secure the Buyers use;
•	All inventory, equipment, patient lists, furniture, fixtures, client databases, leasehold improvements, and tradenames at the Premises as forth below:

BACK OFFICE

7- A-DEC dental chairs

2- Cheyes-Virginia dental chairs

8- Pelton-Craine LFT-II Sliding dental lights

1-Cheyes-Virginia pole mount dental light

9- Dr.’s Chairs/stools

9- Assistants chairs

9- Mobile equipment carts

8- A-DEC Mobile hand piece carts

1-Arm attached Cheyes-Virginia hand piece system

18- High speed hand pieces

10-Low speed hand pieces

1-Hygiene hand piece

9- Anesthetic warmers

X-RAYS

1-Belmont- 070 unit and head

3-Belmont- 092 units and heads

1-Lumix- 70 H unit and head

1-Orthoralix DDE digital pano machine

Dexis X-ray operating system

3- Dexis digital sensors

NITROUS OXIDE

Portor plumed delivery system and monitor

4-Regulators

8- in room N2O heads and regulators with hosing

1-molile oxygen cart with ambu bag

PULSE-OX MONITORS

1-Datascope 300A unit

1-CSI Citicare unit

1-Crash cart with defibrillator, medications and AZ required ER equipment.

HYGIENE

2-Denspaly Plus ultrasonic cleaner

1-Dentsply Select SPS ultrasonic cleaner

1-Dentaply SPS ultrasonic cleaner

1-Velscope cancer detection system

1-Diagadent decay detection system

CURING LIGHTS

2-Saphire Supreme curing lights

4-Kerr curing lights

5-other curing lights

1-Demetron lab curing light

IMPLANTS

2-Aseptico Implant motors

5- Implant hand piece

1-Implant Direct Surgery Kits

1-Nobel/Bio care Surgical and Prosthetic Kits

LAZERS

2-ZAP Lasers

1-NV Portable Laser

FRONT DESK

1-Cannon Fax/Printer

1-Sharp Printer

1-HP Laser Printer

1-HP Printer

1-Netgear Wi-Fi router

4- Office chairs

1-Credit card processing machine

LAB

1-M-11D Autoclave Sterilizer

1-Hydroclave MC-10 backup system

2-Harvey Chemiclave 5000 Sterilizers

1-Maxisweep 53100 Ultrasonic cleaner

1-Baldor lathe with 2 trays

1-AGD Dream lab hand piece

1-LG Senseclean D washer/dryer

2- Ultrasonic model mixers

1-Omni SU-II suction model former

!-RCA receiver

1-Pioneer CD player

1-TImeTrax System

1-Zoom bleaching light

1-Beyond white bleaching system

WAITING ROOM

42” Viora Flat screen TV with DVD

1-water hot and cold dispenser

8-Chairs

Plants and Art work

KITCHEN

1-Microwave

1-Coffee maker

1-Refridgerator

6-Stools

COMPUTER SYSTEM

Dentrix G-5 Operating system

1-Mainframe

16- Units with keyboards and monitors

1-Backup unit

PHONE system

Polycom Phone System

16- Phones

MISC.

Cannon T3 Digital camera

PictureMate Photo printer

10- TV’s

1-Wheelchair

Motorola Communication System

EXHIBIT “B”

LIENS

[SEE ATTACHED]

EXHIBIT C

ALLOCATION OF PURCHASE PRICE

EXHIBIT D

Lender Requirements